April 25, 2022 1Q 2022 Earnings Release Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the first quarter 2022. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Consolidated Business Performance Business Performance of Major Subsidiaries Appendix Contents 2022 Business Outlook Business Performance of Key 7 Businesses

Consolidated Business Performance

Income



(billion KRW)
QoQ
Revenue
OP Margin
Operating Profit
16,069
21,334
21,338
+4
9.7%
11.1%
10.6%
△0.5%p
1,552
2,369
2,258
△111
'21.1Q
'21.4Q
'22.1Q

Major Activities

○ **Domestic steel profit declined due to sales volume dropped and raw material cost increased, whereas overseas steel profit remained strong as sales activities strengthened**

○ **Profit levelled up from subsidiaries of Green Infra., Green Materials & Energy Business units**

- P-Int'l : Profit rose as steel product sales and raw materials trading improved
- P-Energy : Margin improved from power generation and terminals business
- P-Chemical : Profit improved as both sales volume and price of cathode materials increased

【Aggregated Results】

(billion KRW)	Revenue				Operating Profit			
	1Q21	4Q21	**1Q22**	QoQ	1Q21	4Q21	**1Q22**	QoQ
Steel	12,776	18,027	**17,790**	△237	1,334	2,068	**1,647**	△421
POSCO[1]	7,800	11,528	**11,272**	△256	1,073	1,673	**1,199**	△474
Overseas Steel	4,647	5,946	**5,987**	+41	237	322	**317**	△5
Green Infra. Business	12,148	15,831	**17,151**	+1,320	347	315	**516**	+201
POSCO International	6,303	8,286	**8,567**	+281	83	76	**116**	+40
POSCO E&C	1,567	2,087	**1,804**	△283	129	76	**94**	+18
POSCO Energy	424	550	**805**	+255	72	32	**107**	+75
Green Materials & Energy Business	494	564	**714**	+150	33	17	**27**	+10
POSCO Chemical	455	526	**652**	+126	34	21	**25**	+4

1) Including performance result of POSCO parent basis before the vertical spin-off

* 1Q consolidated results include dividend income in operating profit level, as a result of the vertical spin-off. While previous quarter results are based on the results before the vetical spin-off

Green Tomorrow, With POSCO

1Q22 Earnings Release | Apr 25, 2022 4

Steel Business Unit Green Infrastructure Business Unit Green Materials & Energy Business Unit Business Performance of Major Subsidiaries POSCO Overseas Steel POSCO International POSCO E&C POSCO Energy POSCO Chemical

POSCO_Production/Sales △785 △300 QoQ Production △5.8%p 95.3% 93.2% 87.4% 1Q21 4Q21 1Q22 ○ Crude steel and product production decreased due to major facilities revamping BF revamping : Gwangyang No.4 BF (Feb 11~ Jun 10, 120 days) Major downstream : [Pohang] 1, 4 Wire rod (13 days), 3 Plate (22 days) [Gwangyang] 1, 2 HR (15 days), 1 Plate (22 days) (k tons) 1Q21 4Q21 1Q22 QoQ Carbon Steel 8,432 8,237 7,929 △308 STS 488 515 523 +8 Sales 8,812 8,624 57.4 57.7 8,454 58.7 QoQ △170 +1.0%p 1Q21 4Q21 1Q22 32.5 33.0 30.2 △2.8%p ○ Sales volume declined, mostly from HR products, as production decreased Sales volume (QoQ, k tons) : HR △244, Wire rod △45, Plate △23, etc Domestic sales ratio went up to secure stable demand and strengthen domestic market WTP 1Q21 4Q21 1Q22 QoQ △265 9,559 9,555 8,770 8,920 8,752 8,452 2,728 2,733 2,468 * Including POSCO parent results before the vertical spin-off Crude Steel Product (thousand tons) Utilization Rate* * Utilization rate : Crude Steel Production / Crude Steel Capacity *Un-ordered and semi-product figure excluded in total sales volume Sales Volume Domestic Sales Ratio (thousand tons, %) WTP Sales Ratio* [Carbon Steel/STS Production Volume] * Including POSCO parent results before the vertical spin-off [WTP Sales Volume(k tons)]

POSCO_Income/Financial Structure

Income



(billion KRW)
QoQ
Revenue
7,800
11,528
11,272
△256
OP Margin
13.8%
14.5%
10.6%
△3.9%p
Operating Profit
1,073
1,673
1,199
△474
1Q21
4Q21
1Q22

○ **Profit lowered as sales volume dropped and coking coal price jumped**

【Operating Profit (billion KRW)】



1,673
Production·sales decline
△161
Raw materials cost Increase, etc.
△413
STS price increase, etc.
+100
1,199
4Q21
1Q22

- Sales price (carbon steel, thousand won/t) : 4Q21) 1,143 → 1Q22) 1,136 (△7)
- 1Q Raw material applied cost (2Q21 price =100): Iron ore 92, coking coal 125

* Including POSCO parent results before the vertical spin-off

Financial Structure

(billion KRW)	as of March 1, 2022		'22.3/E
	Before spin-off	After spin-off	
Assets	64,769	**42,645**	**43,702**
Current Assets	26,213	19,836	20,922
Non-current Assets	38,556	22,809	22,780
Liabilities	15,063	**10,759**	**11,599**
Equity	49,706	**31,887**	**32,102**

○ **Net asset declined as cash-in-hand and investment securities decreased due to the vertical spin-off**

- Transferred Cash balance (6.3 trillion KRW) and equity-based securities (16.1 trillion KRW) to POSCO Holdings
- Debt : Transferred exchangeable bond (1.4 trillion KRW) to POSCO Holdings

(trillion KRW)	Before the spin-off	After the spin-off	'22.3/E
Cash balance	11.8	**5.5**	**6.4**
Equity-based securities	16.3	**0.2**	**0.2**
Debt	8.5	**7.1**	**7.2**

Green Tomorrow, With POSCO

1Q22 Earnings Release | Apr 25, 2022 7

Overseas Steel Subsidiaries_Performance

PT. Krakatau POSCO


Revenue
Operating Profit
(USD million)
455
573
508
51
117
82
1Q21
4Q21
1Q22

- **Secured profitability level by expanding domestic sales ratio despite raw material price hike and product price decline**
  - Product price(QoQ) : [Slab] △14% [Plate] △8%
  - Domestic sales ratio : 4Q21) 64% → 1Q22) 74%

Zhangjiagang STS (PZSS)


Revenue
Operating Profit
(USD million)
765
833
857
20
13
10
1Q21
4Q21
1Q22

- **Profit edged down QoQ as raw material cost increased due to nickel price fluctuation and energy cost surged**
  - Product price(QoQ) : +0.9%
  - Raw materials cost(QoQ) : +4.6%

Green Tomorrow, With POSCO
1Q22 Earnings Release | Apr 25, 2022 8

Overseas Steel Subsidiaries_Performance

POSCO Maharashtra


Revenue
Operating Profit
(USD million)
316
52
1Q21
386
23
4Q21
419
54
1Q22

• **Profit edged up QoQ as price rose and sales volume expanded due to auto demand recovery in India**

- Sales volume (k tons) : 4Q21) 325 → 1Q22) 340 (+15)
- Product price(QoQ) : +5%

• **Focused on cost reduction through lowering materials cost, etc**

PY VINA


Revenue
Operating Profit
(USD million)
85
10
1Q21
99
3
4Q21
102
4
1Q22

• **Profit improved slightly through stronger sales activities and export expansion, against the delayed market recovery**

- Sales volume(k tons) : 4Q21) 93 → 1Q22) 110 (+17)
- Product price(QoQ) : △0.1%

Green Tomorrow, With POSCO
1Q22 Earnings Release | Apr 25, 2022 9

POSCO International_Performance

Income

(billion KRW)



QoQ
Revenue
6,303
8,286
8,567
+281
Operating Profit
83
76
116
+40
1.3%
0.9%
1.4%
+0.5%p
OP Margin
1Q21
4Q21
1Q22

【Revenue by Business】

(billion KRW)	1Q21	4Q21	1Q22	QoQ
Steel	4,605	6,240	6,901	+661
Energy	262	514	346	△168
Agri.& Materials	1,459	1,531	1,317	△214

* Excluding Other Sales, as rental revenue generated from Song-do Tower

Major Activities

○ Steel : Profit went up as product sales volume and raw material price increased

- Steel product sales increased : (4Q21) 313 → (1Q22) 351 million tons
- Coking coal price hike led profit improvement despite steel raw materials sales volume dropped
  - Steel raw materials sales volume : (4Q21) 677 → (1Q22) 646 mil. tons

○ Energy : Profit lowered as sales volume dropped temporarily due to construction of connecting new mining lot with the platform

- Sales volume declined due to construction project of connecting newly developed stage 2 mining lot and the platform, despite gas price increase
  - Gas sales price : (4Q21) 7.02 → (1Q22) 7.42U$/$ft^3$
  - Production volume : (4Q21) 47.4 → (1Q22) 41.7 billion ft^3

○ Agri. & Materials : Weak performance under worsening Ukraine-Russia tension

- Recognized inventory evaluation loss on crops under transportation in Ukraine (△4.1 billion KRW)

Green Tomorrow, With POSCO

1Q22 Earnings Release | Apr 25, 2022 10

POSCO E&C_Performance

Income

(billion KRW)



QoQ
Revenue
1,567
2,087
1,804
△283
Operating Profit
129
8.2%
76
3.7%
94
5.2%
+18
OP Margin
+1.5%p
1Q21
4Q21
1Q22

【Revenue by Business】

(billion KRW)	1Q21	4Q21	1Q22	QoQ
Plant	378	617	562	△55
Infrastructure	155	264	223	△41
Building	1,034	1,207	1,019	△188

Major Activities

○ **Increased new orders, mostly from building projects (+0.2 tril. KRW, QoQ)**

- Plant : Pohang No.4 Cokes, Gwangyang electrical steel line for eco-friendly vehicles, etc
- Building : Song-do G5 Bloc, Communal housing in Ma-dong, Gwangyang

○ **Profit improved, led by infrastructure and building businesses**

- Plant : Profit slightly dropped due to materials cost hike (4.9 bil. KRW, QoQ)
- Infra. : Profit improved despite revenue decline, due to cost decrease from winning lawsuits, lower bad debt expense, etc (QoQ 9 billion KRW)
- Building : Profit increased as cash recognized from completed projects, despite revenue decline due to seasonal effect (QoQ +13.4 billion KRW)

Green Tomorrow, With POSCO

1Q22 Earnings Release | Apr 25, 2022 11

POSCO Energy_Performance

Income


(billion KRW)
QoQ
Revenue
424
550
805
+255
Operating Profit
72
16.9%
32
5.9%
107
13.3%
+75
+7.4%p
OP Margin
1Q21
4Q21
1Q22

【Revenue by Business】

(billion KRW)	1Q21	4Q21	1Q22	QoQ
Power generation	382	512	723	+211
Terminal	36	35	78	+43
Fuel cell, etc	6	3	4	+1

Major Activities

○ Power Generation : Profit improved as entering into peak power season and rise in sales prices

- Profit of power generation sector improved due rise in winter season electricity demand and rise in sales price(SMP) due to surge in fuel costs

【Market Index】

	1Q21	4Q21	1Q22	QoQ
Power demand (GW)	77.2	75.3	81.1	+5.8
SMP (won/kWh)	76.5	125.6	181.0	+55.4

○ Terminal : Profit increased due to stable rental earnings, Domestic/overseas ship commissioning through utilizing existing infrastructure, and overseas sales of LNG

- Stable rental earnings of terminal to customers as SK, S-Oil, etc.
- Expanded commissioning to LNG ship-owners and shipbuilders
  - * Market share of domestic LNG ship commissioning : 71% (5 out of 7 ships performed)
- Sold LNG inventory for sale to overseas, in response towards LNG supply shortage (12k tons)
- Proceed building Gwangyang No.6 LNG Tank (target to complete by May 2024)

Green Tomorrow, With POSCO
1Q22 Earnings Release | Apr 25, 2022 12

POSCO Chemical_Performance

Income


(billion KRW)
QoQ
Revenue
455
526
652
+126
Operating Profit
34
7.4%
21
3.9%
25
3.9%
+4
-%p
OP Margin
1Q21
4Q21
1Q22

【Revenue by Business】

(billion KRW)	1Q21	4Q21	1Q22	QoQ
Cathode materials	155	184	**272**	**+88**
Anode materials	52	36	**45**	**+9**
Refractories	109	120	**137**	**+17**
Quicklime/Chemical	139	186	**198**	**+12**

Major Activities

○ **Cathode : Improved profit due to increased sales volume and rise in sales price**

- Increased sales volume (+27% QoQ)
- Rise in sales price due to rise in prices of raw materials (Lithium +14%, etc.)
- Rise in product display price due to rise in exchange rates
  - * 1,155 ('21.4Q) → 1,200 KRW/USD ('22.1Q)

○ **Anode : Improved revenue due to rise in sales volume**

- Increased sales volume of EV application products to LG Energy Solution, etc. (+24% QoQ)

○ **Refractories, Furnace Maintenance/Construction : Increased profit through increased orders**

- Additional orders of steel and non-ferrous application (SNNC, PNR maintenance, etc)+8.9 billion KRW
- Increased revenue due to early supply of refractories to overseas CSP steelworks

○ **Quicklime / Chemical : Improved revenue due to rise in sales price**

- Revenue increased due to rise in unit price of quicklime despite drop in sales volume

Green Tomorrow, With POSCO
1Q22 Earnings Release | Apr 25, 2022 13

Performance of Key 7 Businesses Business Performance of Key 7 Businesses Steel Cathode/Anode Lithium·Nickel Hydrogen Renewable Energy Construction Agriculture

Business Performance of Key 7 Businesses

1Q Major Activities/2Q Plan

Steel

CO_2	**Steel** Emission (Domestic)	2021 78.5	→ 2030 **71 mil tons**

○ **Fortified organizational control to lower CO_2 emissions**

- Set up and run organization to take on carbon neutral action plan
- Launched carbon neutral committee and outside council for advisory


Launched carbon neutral committee

○ **Continue to develop low carbon operations**

- High pellet operations and lower HMR level
- Reached 1Q carbon emission and Co2t-s/t target level

○ **Start reviewing implementation of EAF in order to meet the demand for low-carbon products**

- Name optimal site and facility type (investment decision to be made by end of 2022)

Cathode/Anode

	Cathode/Anode Capacity	2021 110	→2030 **930 k tons**

○ **Cathode materials Gwangyang stage 3,4 construction** (58k tons, ~1H22), **Anode natural graphite Sejong No.2** (10k tons, ~ 2H22) **construction underway**


Gwangyang cathode materials


Sejong anode materials

○ **Start construction of Cathode Pohang stage 5** (29 k tons, Apr)



○ **Diversify supply chain for raw materials for secondary battery materials**

- Reviewing stake investment in graphite mine in Australia, etc

Green Tomorrow, With POSCO

1Q22 Earnings Release | Apr 25, 2022 15

1Q Major Activities/2Q Plan

Business Performance of Key 7 Businesses

Lithium ·Nickel

Lithium ·Nickel Capacity	2021	0	→	2030	520 k tons

Lithium



ion" Ceremonia Inaugural c

Brine stage 1 opening ceremony (Mar 2022)

○ **Production site under construction**
- **P-Argentina** Brine stage 1(25k tons, ~Feb '24)
- **P-Pilbara Lithium Solution** Gwangyang (43k tons, ~Oct '23)
- **HY Clean Metal** Gwangyang Recycling (3 k tons, ~Nov 22)

○ **Review Brine stage 2 and recycling plant stage 2**

Nickel

○ **Pursue building production plant**
- Environmental assessment underway for transitioning SNNC production line to produce materials for battery (20 k tons, complete by end of 2023)
- Building recycling factory of using battery scraps sourced from battery-makers (2k tons, ~Nov 2022)

○ **Plan to complete F/S, start construction from 2Q on refinery linked to RNO, Aus.** (15k tons, complete by end of 2024)

Hydrogen

Hydrogen Capacity	2021	0.01	→	2030	500 k tons



500k tons
30 Green
13 Blue
7 Grey
70k tons
7
2026
2030

Build hydrogen supply network, Internalize key technologies

○ **Conduct feasibility study on major production project and infrastructure, Start development of projects in RE abundant areas**
- Grey hydrogen : Target to complete F/S of 70k tons within 2022
- Blue/Green : Review Join F/S with ME oil companies, Production F/S underway in RE abundant areas as Oman, Aus.
- Infra : Kicked off joint F/S with 6 domestic companies* to supply ammonia for coal-fired plant in Donghae (Feb 2022)

○ **Pursue joint R&D with independent institutions**
- Discuss investment opportunity with global water electrolysis makers

* POSCO, POSCO Energy, GS Energy, Korea South-East Power Corp, KNOC, Samsung C&T

Green Tomorrow, With POSCO
1Q22 Earnings Release | Apr 25, 2022 16

Business Performance of Key 7 Businesses
1Q Major Activities/2Q Plan

Renewable Energy

Renewable Energy Capacity	2021	0.1	→ 2030	2.4GW

○ **Build the ground for joint development of domestic wind-power plant**
- Under discussion of Joint Development Agreement and launching SPC with Korea South-East Power corp. on off-shore wind power plant in Jeonnam area (300MW, 1.6 tri. KRW)

○ **Strengthen green energy business portfolio including solar power**
- Pursue to secure business rights on the bid on onshore/offshore solar power in Incehon airport (40MW)


Wind-power plant


Zero energy building


Argi. terminal

Construction

Construction Order	2021	6.5	→ 2030	10.4 tril. KRW

○ **Reinforce PR on remodeling business, Build eco-construction base by utilizing zero energy building technology**
- Uijeonbu city community building won preliminary level 1 as ZEB*

*Zero Energy Building

○ **Participate in communal land bidding jointly with operators through forming network**

Agriculture

Agriculture Volume	2021	6.55	→ 2030	25 mil tons

○ **Secure stable sourcing for agriculture and reached the target for domestic inflow amount**
(1Q target of domestic inflow for food of 430k tons)

○ **Find new investment opportunity to expand value chain for palm business and plant to conduct F/S**

Green Tomorrow, With POSCO
1Q22 Earnings Release | Apr 25, 2022 17

2022 Business Outlook POSCO Holdings Consolidated 8.9 21.4 77.2 CAPEX (trillion KRW) Revenue (trillion KRW) Debt (trillion KRW)

Summarized Income Statement Appendix Summarized Balance Sheet

1Q21 4Q21 1Q22 QoQ Revenue 16,069 21,334 21,338 +4 Gross Profit 2,137 3,142 2,929 △213 (Gross Margin) (13.3%) (14.7%) (13.7%) △1.0%p SG&A 585 773 671 △102 Operating Profit 1,552 2,369 2,258 △111 (Operating Margin) (9.7%) (11.1%) (10.6%) △0.5%p Non-Operating Profit - △427 103 +530 Share of Profit(Loss) of Equity-accounted Investees 78 97 248 +151 Finance Income and Costs △71 61 △145 △206 Foreign Currency Transaction & Translation Gain(Loss) △126 46 △63 △109 Net Profit 1,139 1,622 1,907 +285 (Net Margin) (7.1%) (7.6%) (8.9%) +1.3%p Profit Attributable to Owners of the Controlling Company 1,025 1,498 1,712 +214 Summarized F/S_Consolidated Income Statement (billion KRW) * 1Q consolidated results include dividend income in operating profit level, as a result of the vertical spin-off. While previous quarter results are based on the results before the vetical spin-off

1Q21 4Q21 1Q22 QoQ Current Assets 39,442 46,622 50,977 +4,355 Cash Balance* 17,568 18,156 19,584 +1,428 Accounts Receivable 8,954 10,062 11,708 +1,646 Inventories 10,253 15,215 16,079 +864 Current Ratio 215.7% 221.1% 215.8% △5.3%p Non-Current Assets 43,380 44,850 45,569 +719 Other Long-term financial assets 1,711 2,120 2,371 +251 PP&E 29,472 29,597 29,794 +197 Total Assets 82,823 91,472 96,546 +5,074 Liabilities 33,608 36,667 39,267 +2,600 Current Liabilities 18,289 21,084 23,625 +2,541 Non-Current Liabilities 15,318 15,583 15,643 +60 Interest-bearing Debt 21,625 21,741 23,993 +2,252 Liabilities Ratio 68.3% 66.9% 68.6% +1.7%p Equity 49,215 54,805 57,279 +2,474 Owners of the Controlling Company 45,262 50,427 52,309 +1,882 Summarized F/S_Consolidated Balance Sheet (billion KRW) * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities